FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   June 2003
Commission File Number 333-7182-01


                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
      ---------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X     Form 40-F
                                ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

                           NOTICE OF THE 2002 DIVIDEND

The Board of Directors of CEZ, a. s., having its registered office at Duhova 2/1444, 140 53 Prague 4, Identification No.: 45274649, registered in the Commercial Register administered by the Prague Municipal Court, Section B, File 1581, hereby announces that the Annual General Meeting held on June 17, 2003 resolved to pay to the company's shareholders a 2002 dividend of CZK 4.50 before taxation per share with the nominal value of CZK 100. The payment of dividends, including the withholding of income tax, shall be made on behalf of the company by Ceska sporitelna, a. s., Identification No.: 45244782, having its registered office at Olbrachtova 1929/62, 140 00 Prague 4 ("Ceska Sporitelna").

The 2002 dividend shall be payable to the persons that were shareholders of CEZ,
a. s., as of the record date for the right to dividends. The record date for the right to dividends shall be June 17, 2003 (under Article 9(1) of the company's Articles of Association).

With respect to corporate shareholders, trustees and individual shareholders residing outside of the Czech Republic or the Slovak Republic not represented by trustees, the dividend shall be remitted to their accounts opened with a financial institution having its registered office or branch in the Czech Republic. The dividend shall be remitted to such shareholders' accounts pursuant to a written request delivered to Ceska Sporitelna, bearing a notarized signature and indicating the number of the account and the name of the bank maintaining such account.

With respect to individual shareholders residing in the Czech Republic or their representatives, the dividend shall be paid out in cash at any Czech branch of Ceska Sporitelna, or remitted to their accounts maintained by a bank in the Czech Republic pursuant to a written request delivered to Ceska Sporitelna. The dividend shall be paid out to a representative of such shareholder upon the presentation of his or her identity card and a power of attorney signed by the shareholder. The authenticity of the shareholder's signature on such power of attorney or such shareholder's request for wire transfer of the dividend must only be notarized if the total amount of such shareholder's dividend to be paid out exceeds CZK 500.

With respect to individual shareholders residing in the Slovak Republic, the dividend shall be paid out in cash in the period from August 1, 2003 to December 31, 2003 at any branch of OTP Banka Slovakia, a. s., Identification No.:
31318916, having its registered office at Sturova 5, 813 54 Bratislava, Slovak Republic ("OTP Banka"), or remitted to their accounts opened with a financial institution having its registered office or branch in the Slovak Republic pursuant to a written request delivered to OTP Banka. From January 1, 2004, the dividend shall be paid out to individual shareholders residing in the Slovak Republic or to their representatives in cash at any branch of Ceska Sporitelna in the Czech Republic or remitted to their accounts maintained with a bank in the Czech Republic pursuant to a written request delivered to Ceska Sporitelna. The dividend shall be paid out to a representative of such shareholder upon the presentation of his or her identity card and a power of attorney signed by the shareholder. The authenticity of the shareholder's signature on such power of attorney or such shareholder's request for wire transfer of the dividend must only be notarized if the total amount of such shareholder's dividend to be paid out exceeds CZK 500.

The dividends shall be due and payable on August 1, 2003, provided that the dividend payment to an account with a financial institution shall be made without undue delay after Ceska Sporitelna or, as the case may be, OTP Banka has received the shareholder's request pursuant to the preceding paragraphs of this Notice.


                                            Board of Directors of
                                                 CEZ, a. s.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                           CEZ, a. s.
                                                     ------------------------
                                                           (Registrant)
Date: June 30, 2003

                                                    By:  /s/ Libuse Latalova
                                                       -------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration